

September 20, 2012

Via U.S. Mail
Mr. Paul Tidwell
President and Chief Executive Officer
Innocap, Inc.
120 E Austin Street, Suite 202
PO Box 489
Jefferson, TX 75657

> RE: **Innocap, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed May 15, 2012**
> **Forms 10-Q for the Quarters Ended April 30, 2012 and July 31, 2012**
> **Filed June 11, 2012 and September 13, 2012**
> **File No. 0-50612**

Dear Mr. Tidwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Management's Annual Report on Internal Control over Financial Reporting, page 16

1. Please revise management's annual report of internal control over financial reporting to identify the framework used to evaluate the effectiveness of your internal control over financial reporting, as well as your assessment of the effectiveness of internal control over financial reporting as of the end of your most recent fiscal year. This discussion must include disclosure of any material weaknesses identified. Refer to Item 308 of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 16

2. Given the deficiencies in Management's Annual Report on Internal Control over Financial Reporting, please consider whether this impacts the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

Exhibit 31.1

3. We note that the certification under Item 601(b)(31) of Regulation S-K of the principal executive officer and principal financial officer is not in the proper form. Please revise this certification to include the exact language prescribed by Item 601(b)(31) of Regulation S-K. Specifically, please revise 1) the introductory language of paragraph 4 to refer to the certifying individual's responsibility for establishing and maintaining internal control over financial reporting and 2) the language of paragraph 4(b) to address the design of internal control over financial reporting. Please also remove reference to the certifying individual's title in the first line of the certification, as the certification is meant to be made in a personal capacity. This comment also applies to your Forms 10-Q for the periods ended April 30, 2012 and July 31, 2012.

Forms 10-Q for the Quarters Ended April 30, 2012 and July 31, 2012

Item 4. Controls and Procedures, page 11

4. We note that you included management's assessment of internal control over financial reporting as of April 30, 2012 and July 31, 2012, which is not required in a Form 10-Q. However, you have not included the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-K. Please revise accordingly.

5. We note from a risk factor in your Form 10-K, that your chief executive officer, who also serves as your principal financial officer, has no meaningful financial reporting education or experience. Please clarify what consideration was given to this fact in evaluating your internal control over financial reporting and disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant